November 13, 2015

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:         Justin Dobbie, Legal Branch Chief

Re:	TransDigm Inc.

TransDigm Group Incorporated

Registration Statement on Form S-4

Filed November 13, 2015

Ladies and Gentlemen:

On the date hereof, TransDigm Inc., a Delaware corporation (the “Company”), and TransDigm Group Incorporated, Champion Aerospace LLC, Adams Rite Aerospace, Inc., MarathonNorco Aerospace, Inc., Avionic Instruments LLC, Skurka Aerospace Inc., CDA InterCorp LLC, Aviation Technologies, Inc., AvtechTyee, Inc., Transicoil LLC, AeroControlex Group, Inc., Acme Aerospace, Inc., Aerosonic LLC, Airborne Acquisition, Inc., Airborne Global, Inc., Airborne Holdings, Inc., Airborne Systems NA Inc., Airborne Systems North America Inc., Airborne Systems North America of CA Inc., Airborne Systems North America of NJ Inc., Avionics Specialties, Inc., Dukes Aerospace, Inc., CEF Industries, LLC, Bruce Aerospace Inc., Semco Instruments, Inc., Hartwell Corporation, McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace Investments, Inc., McKechnie Aerospace US LLC, Texas Rotronics, Inc., Electromech Technologies LLC, Schneller LLC, HARCO LLC, AmSafe Global Holdings, Inc., Bridport Holdings, Inc., AmSafe, Inc., Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., Arkwin Industries, Inc., Whippany Actuation Systems, LLC, Pexco Aerospace, Inc., PneuDraulics, Inc., Shield Restraint Systems, Inc., Telair International LLC and Telair US LLC (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $450,000,000 aggregate principal amount of the Company’s 6.500% Senior Subordinated Notes due 2025 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 6.500% Senior Subordinated Notes due 2025, which were issued on May 14, 2015.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

* * *

Very truly yours,

TRANSDIGM INC.

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title:	Executive Vice President and Chief Financial Officer

TRANSDIGM GROUP INCORPORATED

By:	/s/ Terrance M. Paradie
	Name:	Terrance M. Paradie
	Title	Executive Vice President and Chief
Financial Officer

ACME AEROSPACE, INC.
ADAMS RITE AEROSPACE, INC.
AEROCONTROLEX GROUP, INC.
AIRBORNE ACQUISITION, INC.
AIRBORNE GLOBAL, INC.
AIRBORNE HOLDINGS, INC.
AIRBORNE SYSTEMS NORTH AMERICA OF CA INC.
AIRBORNE SYSTEMS NORTH AMERICA OF NJ INC.
AMSAFE GLOBAL HOLDINGS, INC.
AMSAFE, INC.
ARKWIN INDUSTRIES, INC.
AVIATION TECHNOLOGIES, INC.
AVTECHTYEE, INC.
BRIDPORT-AIR CARRIER, INC.
BRIDPORT HOLDINGS, INC.
BRUCE AEROSPACE INC.
HARTWELL CORPORATION
MARATHONNORCO AEROSPACE, INC.
MCKECHNIE AEROSPACE DE, INC.
MCKECHNIE AEROSPACE US LLC
	By:	McKechnie Aerospace DE, Inc., its sole member
SHIELD RESTRAINT SYSTEMS, INC.
SEMCO INSTRUMENTS, INC.
SKURKA AEROSPACE INC.

[Signature Page to Exxon Letter]

TEXAS ROTRONICS, INC.
TRANSICOIL LLC
	By:	Aviation Technologies, Inc., its sole member

By:	/s/ Gregory Rufus
Name:Gregory Rufus
Title: Chief Executive Officer

AEROSONIC LLC
AVIONIC INSTRUMENTS LLC
CDA INTERCORP LLC
CEF INDUSTRIES, LLC
CHAMPION AEROSPACE LLC
HARCO LLC
SCHNELLER LLC
TELAIR INTERNATIONAL LLC
TELAIR US LLC
WHIPPANY ACTUATION SYSTEMS, LLC

By:	TransDigm Inc., its sole member

By:	/s/ Terrance M. Paradie
Name:Terrance M. Paradie
Title: Chief Financial Officer

AIRBORNE SYSTEMS NA INC.
AIRBORNE SYSTEMS NORTH AMERICA INC.
AVIONICS SPECIALTIES, INC.
ELECTROMECH TECHNOLOGIES LLC
	By:	McKechnie Aerospace Investments, Inc., its sole member
MCKECHNIE AEROSPACE HOLDINGS, INC.
MCKECHNIE AEROSPACE INVESTMENTS, INC.

By:	/s/ Gregory Rufus
Name: Gregory Rufus
Title: President

BRIDPORT ERIE AVIATION, INC.

By:	/s/ Gregory Rufus
Name: Gregory Rufus
	Title:	Vice President and Treasurer

[Signature Page to Exxon Letter]

DUKES AEROSPACE, INC.

By:	/s/ Gregory Rufus
Name:Gregory Rufus
Title: Chairman of the Board

PEXCO AEROSPACE, INC.

By:	/s/ Terrance M. Paradie
Name:Terrance M. Paradie
Title: President

PNEUDRAULICS, INC.

By:	/s/ Terrance M. Paradie
Name:Terrance M. Paradie
Title: Chief Executive Officer

cc:	Christopher M. Kelly, Esq. (Jones Day)

John T. Owen, Esq. (Jones Day)

[Signature Page to Exxon Letter]